                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [December], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F ( X )               No       Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes (    )                    No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated December 9, 2003. Attached is English language version of the notice.

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The following table sets forth the summary of a Cancellation of Stock option grant.

----------------------- ----------------------------------------------- ----------------------------------------
1. Stock option         Number of person who granted stock option                                           149
Granted
                        ------------------------- --------------------- ----------------------------------------
                        Number of stock option    Common share                                        6,951,708
                        granted
                                                  --------------------- ----------------------------------------
                                                  Preferred share                                             0
----------------------- ----------------------------------------------- ----------------------------------------
2. Cancellation of      Cancellation Date                                                      December 7, 2003
stock option
                        ------------------------- --------------------- ----------------------------------------
                        Decision Made by                                                 The Board of Directors
                        ------------------------- --------------------- ----------------------------------------
                        Number of person                                                             10 persons
                        ------------------------- --------------------- ----------------------------------------
                        Cancellation option       Common share                                          205,953
                                                  --------------------- ----------------------------------------
                                                  Preferred share                                             0
                        ------------------------- --------------------- ----------------------------------------
                        Reason of Cancellation                                            Voluntary Resignation
                        ------------------------- --------------------- ----------------------------------------
                        Aspects of Stock          Exercise Period                            From July 16, 2005
                        Cancellation                                                           To July 15, 2010
                                                  --------------------- ----------------------------------------
                                                  Exercise Price                            KRW 1,368 per share
----------------------- ----------------------------------------------------------------------------------------
3. Others               -         The number of stock option granted is modified in accordance with the
                                  Company's capital increase and stock dividends (The Date of BOD: August 14,
                                  2003).
                        -         Exercise period and exercise price as mentioned above are based on a 5th Stock
                                  Option Plan.
                        -         The 2nd Stock Option Plan (Granted Date: March 24, 2001 & Exercise Price:
                                  1,379 won)
                        -         The 3rd Stock Option Plan (Granted Date: June 24, 2002 & Exercise Price:
                                  1,261won)
----------------------- ----------------------------------------------------------------------------------------

Description of Stock Option Cancelled

--------------------------- --------------------- ------------------------------------------- ---------------------
           Name               Relation to the          Number of stock option Cancelled       Date of grant
                                  company
                                                  -------------------------------------------
                                                      Common Shares       Preferred Shares
--------------------------- --------------------- --------------------- --------------------- ---------------------
Lee Jae Kuang                     Employee                      25,815           -               March 24, 2001
--------------------------- --------------------- --------------------- --------------------- ---------------------
Kim Young Kun                        "                          25,815           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Shin Byeung Hyun                     "                           6,453           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Lim Cha Nam                          "                           6,453           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Shim Jae Shin                        "                           6,453           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Park Pil Wha                         "                           6,453           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Yin Eun Pil                          "                          38,302           -               June 24, 2002
--------------------------- --------------------- --------------------- --------------------- ---------------------
Kim Eun Ku                           "                          38,661           -               July 16, 2003
--------------------------- --------------------- --------------------- --------------------- ---------------------
Ru Keun Ho                           "                          25,774           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
Choi Won Ho                          "                          25,774           -                     "
--------------------------- --------------------- --------------------- --------------------- ---------------------
          Total                  10 persons                    205,953
--------------------------- --------------------- --------------------- --------------------- ---------------------

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             By  /s/ MiRi Chung
                                                ----------------------------
                                                Mi-Ri Chung
                                                Mirae Corporation
                                                Public Disclosure Representative
                                                Of Investor Relations Team


Date: December 9, 2003

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